January 21, 2025

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Division of Corporation Finance
Office of Technology

VIA EDGAR

Re:	Viewbix Inc. (the “Company,” “Viewbix,” “we” or “us”)

Form 10-K for the Year Ended December 31, 2023

Filed March 25, 2024

Form 10-Q for the Quarter Ended September 30, 2024

Filed November 19, 2024

File No. 000-15746

Dear Madam or Sir:

We hereby provide the following responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above-referenced filings that were provided to the Company by the Staff in its letter dated December 20, 2024 and delivered to the Company on January 14, 2025 (the “Comment Letter”). To assist your review, we have retyped the text of the Staff’s comments below in bold face type and have provided the Company’s responses immediately following each numbered comment.

Form 10-K for the Year Ended December 31, 2023

Liquidity and Capital Resources, page 52

1.	We note your discussion of cash flows repeats line items in the statement of cash flows, but does not provide investors with insight as to underlying reasons for changes. In future filings, please revise and expand your disclosure to provide such insight in accordance with Item 303(b) of Regulation S-K.

Company Response: We respectfully acknowledge the Staff’s comment, and will provide additional disclosures related to the cash flows and the underlying reasons for changes in our future filings.

Item 9A Controls and Procedures, page 56

2.	We note that your disclosure controls and procedures were not effective as of December 31, 2022, and that there appears to be no representation on page 55 about the effectiveness of Disclosure Controls and Procedures as of December 31, 2023. In future filings, please provide management’s assessment regarding the effectiveness of both the Company’s disclosure controls and procedures and internal control over financial reporting as of the end of the most recent fiscal year in accordance with Item 9A of Form 10-K.

Company Response: We respectfully acknowledge the Staff’s comment, and will provide additional quantitative disclosures regarding management’s assessment regarding the effectiveness of both the Company’s disclosure controls and procedures and internal control over financial reporting in our future filings.

SEC Division of Corporation Finance

Office of Technology

January 21, 2025

Form 10-Q for the Quarter Ended September 30. 2024

Financial Statements

Notes to Interim Condensed Consolidated Financial Statements

Note 5: Goodwill and Intangible Assets, Net, page 19

3.	Tell us how you considered the need to evaluate the recovery of your customer relations and technology intangible assets as of September 30, 2024 in light of the adverse impacts due to industry technological changes and your loss of customers. Refer to ASC 350-30-35-14 and ASC 360-10-35-21.

Company Response: The Company has two main activities that are reported as separate operating segments: the search segment, which activity is conducted by the Company’s subsidiary Gix Media Ltd., and the digital content segment, which activity is conducted by the Company’s subsidiary Cortex Media Group Ltd.

The carrying amount of intangible assets, including goodwill, as of September 30, 2024 and June 30, 2024, was largely comprised of intangible assets related to the digital content segment, constituting approximately 82% of the overall net balance of intangible assets, as illustrated in the following table:

Intangible Assets, Net
	30/09/2024			30/06/2024
	Digital content	Search segment	Total	Digital content	Search segment	Total
Customer Relations	3,385	550	3,935	3,577	581	4,158
Technology	4,827	1,437	6,264	5,183	1,542	6,725
Goodwill (before impairment)	6,432	1,083	7,515	11,171	1,083	12,254
Internal-use Software	-	74	74	-	113	113
Deferred Taxes	(986)	(238)	(1,224)	(1,051)	(255)	(1,306)
Total Intangible Assets, Net	13,658	2,906	16,564	18,880	3,064	21,944

Net Working Capital				(782)	(1,401)	(2,183)

Carrying Value before Impairment				18,098	1,663	19,761

Carrying Value after Impairment				13,359	1,663	15,022

Goodwill Impairment				4,739	-	4,739

During the nine months period ending September 30, 2024, we recorded a goodwill impairment loss in the digital content segment of $4,739.

SEC Division of Corporation Finance

Office of Energy and Transportation

January 21, 2025

Our qualitative assessments to determine whether it is necessary to perform the quantitative impairment tests, with respect to customer relationships and technology intangible assets as well as with respect to goodwill, and in relation to both of our operating segments, resulted in the performance of quantitative impairment tests in accordance with ASC 360 with respect to customer relationships and technology intangible assets in the performance of quantitative impairment tests in accordance with ASC 350 with respect to goodwill, as further described below. These quantitative impairment tests resulted in no impairment loss recognized with respect to customer relationships and technology intangible assets and with respect to goodwill in our search segment, and in an impairment loss of $4,739 thousand recognized with respect to goodwill of our digital content segment and no impairment loss recognized with respect to customer relationships and technology intangible assets of that segment.

We respectfully advise the staff that while impairment loss was recognized with respect to goodwill of the digital content operating segment, no impairment loss was recognized with respect to customer relationships and technology intangible assets of that segment due to the different quantitative impairment test methods prescribed in ASC 360 and ASC 350 for the performance of these quantitative tests. In accordance with ASC 360 the carrying amount of a long-lived asset or an asset group is not recoverable and an impairment loss is recognized if that carrying value exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset or asset group, while in accordance with ASC 350 If the carrying amount of a reporting unit exceeds its fair value, which fair value is generally is calculated using discounted cash flows, an impairment loss is recognized in goodwill in an amount equal to that excess.

More specifically, we have performed the following steps in our testing for impairment with respect to intangible assets and goodwill in both of our operating segments:

●	We performed the quantitative impairment test in accordance with ASC 360 with respect to customer relationships and technology intangible assets, as follows:

◌	In accordance with ASC 360-10-35-23 through 35-25, which prescribe the criteria for grouping of assets for the purposes of testing impairment of intangible assets, we concluded cashflows generated from customer relationships and technology intangible assets in each of or our two reporting units are not independent of the cash flows of the other assets and liabilities within each of these reporting units. Accordingly, we identified all assets and liabilities of each of our reporting units as a single asset group for purposes of measurement of intangible assets impairment loss.

◌	In accordance with ASC 360-10-35-26, which prescribes the criteria for the inclusion of goodwill in an asset group, we included the respective carrying value of goodwill of each the two asset groups, as each of these asset groups is a reporting unit (which we also identified as a reportable segment - Note 11).

◌	In accordance with ASC 360-10-35-17, we compared the undiscounted cash flows expected to result from the use and eventual disposition of each of the two asset groups and concluded that an impairment loss is not to be recognized with respect to customer relationships and technology intangible assets in either segments, as the undiscounted cash flows expected to result from these asset groups of $3,201 and $26,617 in the search and digital content segments, respectively, exceeded the search and digital content asset group carrying amounts of $1,663 and 18,098$, respectively.

●	We proceeded to perform the quantitative goodwill impairment test of each of our two reporting units in accordance with ASC 350-20-35:

◌	In our digital content reporting unit, our quantitative goodwill impairment test resulted in an impairment loss of $4,739 thousands, which in accordance with ASC 350-20-35-8 we recognized in goodwill (Note 5), given that the carrying value of this reporting unit of $18,098 exceeded our estimated fair value of this reporting unit of $13,359 by that amount.

SEC Division of Corporation Finance

Office of Technology

January 21, 2025

◌	In our search reporting unit, our quantitative goodwill impairment test resulted in no impairment loss being recognized given our estimated fair value of this reporting unit of $1,944 exceeded its carrying value of $1,663.

Management’s Discussion and Analysis

Results of Operations, page 42

4.	We note continuing material decline of Gix Media Search Platform revenues. In future filings, quantify direct model search referral and revenue losses due to changes and updates to browser technologies. Please also quantify how the number of indirect model searches received from third party strategic partners has changed between periods. Address known trends and uncertainties that are expected to have a material impact on these sources of revenues. Refer to Item 303(c) of Regulation S-K.

Company Response: We respectfully acknowledge the Staff’s comment, and will provide additional disclosures in future filings that quantify model search referral and revenue losses due to changes and updates to browser technologies, quantify how the number of indirect model searches received from third party strategic partners has changed between periods in our future filings, and address known trends and uncertainties that are expected to have a material impact on these sources of revenues.

We appreciate your time and attention to our responses to the Staff’s comments set forth in this letter. Should you wish to discuss this letter at any time, please do not hesitate to contact me at +972 536666611.

Sincerely,

/s/ Amihay Hadad
Chief Executive Officer
Viewbix Inc.

cc:	Joseph Kempf
Lisa Haynes Etheredge
(Securities and Exchange Commission)